AMPHASTAR PHARMACEUTICALS, INC. 11570 6th Street, Rancho Cucamonga, CA 91730  Telephone: (909) 980-9484  Fax: (909) 481-6133

October 14, 2016

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: James B. Rosenberg

  Lisa Vanjoske

Re:	Amphastar Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 15, 2016
Form 10-Q for the quarterly period ended June 30, 2016
Filed August 9, 2016
Form 8-K dated August 8, 2016
Filed August 8, 2016
File No. 001-36509

Dear Mr. Rosenberg:

Amphastar Pharmaceuticals, Inc. (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 27, 2016 (the “Comment Letter”) with respect to the Company’s (1) Annual Report on Form 10-K for the year ended December 31, 2015 (the “Annual Report”) filed with the Commission on March 15, 2016, (2) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 (the “Quarterly Report”) filed with the Commission on August 9, 2016, and (3) Current Report on Form 8-K filed with the Commission on August 8, 2016 (the “Current Report”) (File No. 001-36509).

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report, the Quarterly Report, and the Current Report.

Form 10-K for the fiscal year ended December 31, 2015

Financial Statements

Notes to Consolidated Financial Statements

6. Segment Reporting

1. Please tell us your consideration for providing disclosure of revenue by product for your finished pharmaceutical products segment. In this regard, you separately disclose in management’s discussion and analysis revenue for enoxaparin and naloxone but do not provide the required disclosure herein pursuant to ASC 280-10-50-40. In your response, also tell us the amount of revenue by product for other products in this segment.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and advises the Staff that it considered and evaluated the requirements of ASC 280-10-50-40, which requires a public entity to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The Company considers its finished pharmaceutical products to be similar because they are primarily injectable generic pharmaceutical products used in hospital or urgent care clinical settings; they have very similar production processes

www.amphastar.com

conducted in the Company’s California facilities, and they are primarily contracted and distributed through similar group purchasing organizations and drug wholesalers in the U.S. generic pharmaceutical market. Therefore, no revenue by product disclosure was included in the footnotes to the consolidated financial statements for the year ended December 31, 2015.  The Company further voluntarily disclosed revenue data for certain products accounting for 10% or more of its revenue in the Management’s Discussion and Analysis section in the Annual Report to enhance the readers’ understanding of the significant components of revenues that the Company believes to be helpful in order to understand the results of operations.  Accordingly, the Company submits that its current disclosure is in accordance with ASC 280-10-50-40 because it represents the most meaningful disclosure of the product grouping.

In response to the Staff’s comment, the amount of revenue by product in the finished pharmaceutical products segment for the year ended December 31, 2015 was as follows (certain product names are not disclosed for competitive reasons):

Product	Amount (in thousands)
Enoxaparin	$ 84,502
Naloxone	38,602
Phytonadione	19,804
Lidocaine Jelly	17,914
Epinephrine	14,936
Lidocaine HCI	12,349
Product A	8,593
Product B	8,006
Product C	6,662
Product D	4,542
Product E	3,901
Product F	2,106
Product G	1,929
Product H	834
Product I	261
Total	$ 224,941

17. Commitments and Contingencies

Supply Agreement with MannKind Corporation, page 131

2. Please provide us a chronology showing the events and dates leading up to and including the mutual agreement of MannKind not purchasing the full contractually obligated amount in 2015. Include a discussion of the mutually agreed upon terms in this regard. The 2015 sales of $20.8 million were far short of the approximately $146 million minimum required under the July 31, 2014 supply agreement with MannKind. Tell us your consideration for disclosing the impact and expected impact to results of operations and financial condition of this known event, uncertainty or trend in management’s discussion and analysis in your filings leading up to and including your December 31, 2015 Form 10-K. Further, tell us your consideration for disclosing the continued impact in management’s discussion and analysis in your Forms 10-Q for each of the quarterly periods ended March 31, 2016 and June 30, 2016 considering that sales of RHI to MannKind have only totaled $3.8 million for the six months then ended.

Response to Comment No. 2

The Company advises the Staff that the minimum amount required under the supply agreement entered into on July 31, 2014 with MannKind (the “Supply Agreement”) is €120.1 million in aggregate over the five-year term from 2015 through 2019.  Pursuant to the Supply Agreement, the minimum annual amount was approximately €27.1 million in 2015 and approximately €23.3 million each year from 2016 through 2019.  The total commitment was denominated in euros equivalent to $146.0 million and the 2015 sales to MannKind were €17.1 million (€16.8 million net of returns of €0.3 million), equivalent to $20.8 million as disclosed in the Annual Report.

In response to the Staff’s comment, the chronology of the events and dates leading up to and including the mutual agreement with MannKind to not purchase the full contractual amount in 2015 was as follows:

•

On July 31, 2014, the Company entered into the Supply Agreement with MannKind, pursuant to which the Company agreed to manufacture for and supply to MannKind certain quantities of RHI for use in MannKind’s product Afrezza®.  Under the Supply Agreement, MannKind agreed to purchase annual minimum quantities of RHI of approximately €27.1 million in 2015 and approximately €23.3 million each year from 2016 through 2019.

•

On July 31, 2014, upon entering into the Supply Agreement, MannKind paid a non-refundable prepayment to the Company in the amount of €11.0 million.  Under the Supply Agreement, the non-refundable prepayment was applied towards the 2015 annual commitment. The Company recorded the amount as deferred revenue in 2014, and it was recognized as net revenue in 2015 at the time when the products were shipped.

•

In December 2014, MannKind purchased €4.0 million of RHI, which was mutually agreed to be counted towards the fulfillment of the 2015 annual commitment. Such purchase of €4.0 million was recorded as net revenue in the Company’s consolidated statements of operations for the year ended December 31, 2014.

•

In January 2015, the Company entered into a supply option agreement with MannKind (the “Option Agreement”), pursuant to which MannKind has the option to purchase additional RHI in excess of the minimum amounts specified in the Supply Agreement.  Under the Option Agreement, MannKind has the option to purchase additional RHI in calendar years 2016 through 2019.  In the event MannKind elects not to exercise its minimum annual purchase option for any year under the Option Agreement, MannKind is obligated to pay the Company a specified capacity cancellation fee.

•

In 2015, the sales of RHI to MannKind were €17.1 million, and the unfulfilled 2015 commitment under the Supply Agreement was €6.0 million as of December 31, 2015. The Company and MannKind mutually, verbally agreed that MannKind could delay a portion of the minimum contractually obligated quantities of RHI for 2015; instead, MannKind was required to purchase the remaining unfulfilled 2015 quantities of RHI in 2016. There was however, no written amendment recording such agreement between the Company and MannKind.  No other aspects of the Supply Agreement were modified, and the commitments from calendar years 2016 through 2019 as specified in the Supply Agreement remain binding and enforceable.

•

In October 2015, MannKind informed the Company that it was not going to exercise the option to purchase additional quantities of RHI for 2016 under the Option Agreement, and paid the Company the specified capacity cancellation fee of $750 thousand. Such capacity cancellation fee was recorded as net revenue in the Company’s consolidated statements of operations for the year ended December 31, 2015.

•

In the second and third quarters of 2016, MannKind purchased the remaining unfulfilled 2015 commitment of RHI under the Supply Agreement.  Accordingly, MannKind fulfilled its 2015 purchase commitment, and had no unfulfilled purchase obligations under the Supply Agreement as of September 30, 2016.

•

The Company is currently in discussions with MannKind regarding the timing of fulfillment of its commitment of minimum quantities of RHI purchases for 2016 under the Supply Agreement and of its purchase of additional quantities for 2017 under the Option Agreement.

 Because no additional oral or written agreements were entered into between the Company and MannKind with regard to the timing or quantity of future purchases from 2016 through 2019 under the Supply Agreement, the impact of such timing and quantities on future reporting periods is, and remains, unknown.  The Company considered the impact and expected impact of this uncertainty related to the Supply Agreement, and in addition to the detailed discussion of the Supply Agreement arrangement and its status in Footnote 17, Commitments and Contingencies, to the consolidated financial statements and in the discussion of agreements with corporate partners in the Management’s Discussion and Analysis section in the Annual Report, the Company included the following disclosures in the Annual Report, which were intended, in management’s judgment, to enable investors to see the Company through the eyes of management, to provide context within which financial information should be analyzed, and further provide the quality of and potential variability of the Company’s results of operation and financial condition:

•

In the Management’s Discussion and Analysis section included in the Annual Report, the Company disclosed that 1) in the discussion of the results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014, “[a]lthough quarterly sales may fluctuate, we anticipate that sales of insulin API will decrease due to reduced sales of RHI to MannKind”, and 2) in the discussion of the results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013, cost of revenues increased because“[w]e added headcount at AFP, during the year, to meet the additional planned sales quantities to MannKind.”

•	In the Annual Report, the Company included the following risk factor:

“Underutilization of our manufacturing capacity could negatively impact our gross margins.

We have invested significantly in our manufacturing capacity in order to vertically integrate our business, contain the costs of raw materials and reduce the risks imposed by relying on third-party single source suppliers. We currently own and operate facilities that manufacture raw materials and APIs for our products and product candidates and those of our customers and partners, including insulin API for MannKind. However, if market demand decreases or if market supply surpasses demand, whether because of macroeconomic factors, pharmaceutical industry volatility, or deficiencies specific to our customers, we may not be able to reduce manufacturing expenses or overhead costs proportionately. For example, a significant portion of our manufacturing capacity in our facility in Éragny-sur-Epte, France is utilized for the manufacture of insulin API for MannKind, and a significant portion of our manufacturing capacity in Rancho Cucamonga is utilized for the manufacture of enoxaparin. If an increase in supply outpaces the increase in market demand, or if demand decreases, the resulting oversupply could adversely impact our sales and result in the underutilization of our manufacturing capacity, high inventory levels, and changes in revenue mix and rapid price erosion, which would lower our margins and adversely impact our financial results.”

•	In Footnote 7, Customer and Supplier Concentration, to the consolidated financial statements, the Company disclosed the effect of MannKind sales with respect to customer concentrations.

With the same considerations discussed above, the Company disclosed the following continued impact in its Quarterly Reports:

•

Included in the Quarterly Report for the quarter ended March 31, 2016, in the discussion of results of operations of the Management’s Discussion and Analysis section, the Company disclosed that “our insulin API business had decreased sales of RHI and porcine insulin by $5.2 million as a result of no sales to MannKind in the first quarter of 2016”, and “[a]lthough quarterly sales may fluctuate, we anticipate that sales of insulin API will continue to decrease due to reduced sales of RHI to MannKind.”

•

In the Management’s Discussion and Analysis section included in the Quarterly Report for the quarter ended June 30, 2016, the Company disclosed that 1) in the results of operations for the three months ended June 30, 2016 compared to the three months ended June 30, 2015, “our insulin API business had an increase in sales of RHI and porcine insulin to $4.3 million from $3.8 million, as MannKind purchased part of their unfulfilled 2015 commitments during the second quarter of 2016”, and “[w]e anticipate that sales of insulin API will continue to fluctuate due to the inherent uncertainties related to sales of RHI to MannKind”, and 2) in the results of operations for the six months ended June 30, 2016 compared to the six months ended June 30, 2015, “our insulin API business had decreased sales of RHI and porcine insulin by $4.7 million from $9.8 million to $5.1 million as a result of no sales to MannKind during the first quarter of 2016” and cost of revenues decreased due to “reduced shipments of RHI.”

The Company advises the Staff that in future public filings it will continue to provide disclosure explaining the impact of the timing and quantity of MannKind’s purchases under the Supply Agreement when and if such impact can be predicted.

3. You state that MannKind paid you a capacity cancellation fee in 2015 for 2016 regarding its election to not exercise the option under the January 2015 supply option agreement. Please tell us the amount of the fee and the line item in which it is included in your statements of operations.

Response to Comment No. 3

The Company advises the Staff that according to the January 2015 supply option agreement (the Option Agreement as defined above), in the event MannKind elects not to exercise its minimum annual purchase option for any year, MannKind is contractually obligated to pay the Company a specified capacity cancellation fee.  In October 2015, MannKind informed the Company that it was not going to exercise the option for 2016 and paid the Company a capacity cancellation fee of $750 thousand as specified in the Option Agreement. Such capacity cancellation fee was included in the net revenues in the Company’s consolidated statements of operations for the year ended December 31, 2015, as disclosed in Footnote 17, Commitments and Contingencies, to the consolidated financial statements, the discussion of API segment in Item 1. Business of the Annual Report, and the discussion of agreements with corporate partners in the Management’s Discussion and Analysis section of the Annual Report.

Form 10-Q for the quarterly period ended June 30, 2016

Management’s Discussion and Analysis

Net Revenues, page 38

4. Provide us proposed disclosure to be included in future periodic reports that quantifies the effects of:

•	The significant increase in unit volumes of naloxone; and
•	Decreases in pricing of naloxone due to increased discounts and rebates.

Confirm to us that in future periodic reports, whenever a change is caused by more than one factor, you will quantify the effect of each factor separately.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and provides the following draft proposed disclosure, which is derived from the Quarterly Report for the quarterly period ended June 30, 2016:

Management’s Discussion and Analysis

Results of Operations

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2015

Net Revenues

Sales of naloxone increased to $15.6 million in the three months ended June 30, 2016 from $10.7 million in the three months ended June 30, 2015, primarily due to a significant increase in unit volumes. This increase was partially offset by the decline in pricing as a result of the increased discounting and rebates of $0.7 million.

The Company confirms that in future periodic reports, whenever a change is caused by more than one factor, where appropriate and practicable, the Company will quantify the effect of each factor separately.

Cash Flows from Operations, page 43

5. Please tell us why:

•	Accounts receivable, net declined by approximately $10 million as of June 30, 2016 as compared to December 31, 2015 and remained relatively flat as compared to March 31, 2016.
•	Inventories, net increased by approximately $17 million as of June 30, 2016 as compared to December 31, 2015.

Response to Comment No. 5

In response to the Staff’s comment, the Company advises the Staff that:

•

Accounts receivable, net declined by approximately $10.1 million as of June 30, 2016 as compared to December 31, 2015 primarily due to a decrease of sales of $8.9 million to $68.0 million in the second quarter of 2016 as compared to $76.9 million in the fourth quarter of 2015.  Accounts receivable, net as of June 30, 2016 remained relatively flat as compared to March 31, 2016 primarily due to an increase in sales of $8.7 million to $68.0 million in the second quarter of 2016 as compared to $59.4 million in the first quarter of 2016, but were offset by higher collections within the second quarter of 2016.

•

Inventories, net increased by approximately $17 million as of June 30, 2016 as compared to December 31, 2015 primarily due to an increase of $9.5 million of enoxaparin inventory primarily as a result of the timing of component and raw material purchases, an increase of $4.5 million of other finished pharmaceutical products in anticipation of higher forecasted sales, and an increase of $3.6 million of RHI and porcine insulin inventory in the API segment.

Form 8-K dated August 8, 2016

Exhibit 99.1

6. You present a full income statement in the reconciliation of Non-GAAP measures. Please confirm to us that you will revise your presentation to be consistent with question 102.10 of our non-GAAP financial measures Compliance & Disclosure Interpretations updated May 17, 2016.

Response to Comment No. 6

The Company acknowledges the Staff’s comment and confirms that it will, in future earnings releases, revise its presentation of the reconciliation of Non-GAAP measures to be consistent with question 102.10 of the Commission’s non-GAAP financial measures Compliance & Disclosure Interpretation updated May 17, 2016.

* * * * *

If you have any questions or comments regarding this letter, please do not hesitate to contact me at (909) 942-4211 or by email at billp@amphastar.com.

Sincerely,

/s/ William J. Peters
William J. Peters
Chief Financial Officer